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May 26, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Suzanne Hayes
                  Assistant Director

Re:                             Jaguar Animal Health, Inc.
Registration Statement on Form S-4
Filed April 18, 2017
File No. 333-217364

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 15, 2017

File No. 001-36714

Dear Ms. Hayes:

On behalf of our client, Jaguar Animal Health, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated May 15, 2017 (the “Letter”) regarding the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and Annual Report on Form 10-K (the “Annual Report”).  Contemporaneous with this filing, the Company is filing on the EDGAR system an Amendment No. 2 to the Registration Statement on Form S-4 (the “S-4/A”) and Amendment No. 1 to the Annual Report on Form 10-K (the “10-K/A”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, each of the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to the S-4/A and 10-K/A, as applicable.

General

1.                                      Please revise your registration statement and proxy card to allow for separate voting on the increase of authorized shares of common stock, authorization of non-voting common stock, and Nantucket’s prior written consent for issuance of dividends. You may condition the completion of the transaction on shareholder approval of the separate proposals.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the Registration Statement and proxy card to allow for separate voting for the above-referenced matters as requested.

2.                                      Please include prominent disclosure quantifying the minimum Hurdle Amounts needed for the vesting of the contingent rights to be issued in the merger and that Napo shareholders may not receive any shares of Jaguar in the merger. Please also disclose the minimum time period that Napo

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

holders will need to wait prior to the vesting of the contingent rights. It would appear from disclosure on page 10 that the contingent rights will not vest for at least three years.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on the outside cover page of the joint proxy statement/prospectus within the Registration Statement and elsewhere throughout the Registration Statement to include prominent disclosure quantifying the minimum Hurdle Amounts, that Napo shareholders may not receive any shares of Jaguar in the merger, and the minimum time period that Napo shareholders will need to wait prior to the vesting of the contingent rights.  In the revised disclosure, the Company has clarified that although the contingent rights will vest upon the satisfaction of the applicable Hurdle Amount, Jaguar may defer making the final determination of the shares issuable to the contingent right holders until the later of (i) the date when any and all indemnification claims timely made under the merger agreement are satisfied and (ii) April 1, 2020.

Questions and Answers about the Merger, page 9

3.                                      Please provide a Q&A describing the conditions to the merger. We note the related discussion in your summary and that the merger will not be completed unless Jaguar stockholders approve proposals (i), (iv) and (v).

Response:  The Company respectfully acknowledges the Staff’s Comment and has included a Q&A describing the conditions to the merger on page 9 of the S-4/A.

4.                                      We note your reference to what Jaguar stockholders will receive under “What will Napo stockholders receive in the merger for their shares?” Under a separate Q&A please provide a description of what Jaguar stockholders will receive in the merger.

Response:  The Company respectfully acknowledges the Staff’s Comment and has included a separate Q&A describing what Jaguar stockholders will receive in the merger on pages 9-10 of the S-4/A.

Summary – The Merger

The Proposed Merger, page 17

5.                                      Please tell us the factors you considered in determining that the issuance of Jaguar common stock are exempt pursuant to Section 4(a)(2), Regulation D or Regulation S.

Response:  The Company respectfully acknowledges the Staff’s Comment and advises the Staff that, in determining that the issuance of shares of Jaguar common stock and non-voting common stock to certain of Napo’s creditors and an existing Napo stockholder will be exempt from registration under Section 4(a)(2), the Company considered the following factors: (i) the securities will be issued to less than ten sophisticated investors who have sufficient knowledge of financial and business matters to evaluate the risks and merits of the investment, (ii) there was no public solicitation or advertising with respect to the issuance of the Jaguar common stock and non-voting common stock, and (iii) the investors have a pre-existing relationship with Jaguar given that Napo and Jaguar are affiliated companies with an overlapping chief executive officer and Napo owning approximately 19% of the outstanding shares of Jaguar. Napo’s creditors and existing Napo stockholder are aware that, upon issuance, the securities will be restricted securities that may not be resold without registration under the

Securities Act of 1933, as amended (the “Securities Act”), or another valid exemption therefrom and appropriate legends will be affixed to these securities.

Merger Consideration, page 18

6.                                      Please disclose the market value of the shares that will be issued for each share of Napo common stock as of the latest practicable date.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 22-23 of the S-4/A to disclose the market value of the shares of Jaguar common stock (the “Merger Shares”) to be issued for each share of Napo common stock based on an assumed share price of $1.10 per share and $1.00 per share, respectively.  The Company believes that calculating the market value of the Merger Shares to be issued for each share of Napo common stock using these assumed prices is more useful to investors than calculating such market value on the basis of the price of Jaguar common stock as of the latest practicable date (the “Current Market Price”) because the Investor Rights Agreement (the “Investor Rights Agreement”), dated March 31, 2017, between the Company and Nantucket Investments Limited (“Nantucket”) imposes certain restrictions on the sale of the Tranche A Shares and Tranche B Shares by Nantucket at less than $1.00 per share prior to April 1, 2018, such that utilizing the Current Market Price would likely be misleading and/or impracticable.

In particular, from the closing of the merger until the earlier of (i) April 1, 2020 and (ii) the date, if any, on which the aggregate net proceeds from sales of the Tranche A Shares exceed the applicable Hurdle Amount, Nantucket is obligated to sell some or all of its Tranche A Shares if the sale price is above the minimum per share price sufficient to satisfy the Hurdle Amount in effect at the time of the sale (the ‘‘Minimum Share Price’’ as defined in and subject to calculation and adjustment as specified in the Investor Rights Agreement). Until April 1, 2018, the Minimum Share Price is approximately $1.10 per share and will increase thereafter as the Hurdle Amount increases.

In addition, until April 1, 2018, Nantucket cannot sell any Tranche A Shares for a price which is below the greater of (i) $1.00 per share and (ii) the product obtained by multiplying 0.85 by the arithmetic average of the volume weighted average price of the Company’s shares during the ten consecutive trading day period prior to the proposed sale, without the Company’s consent. The Company has included a description of these sale restrictions in the revised disclosure on pages 22-23 of the S-4/A to provide context as to why the $1.00 per share and $1.10 per share figures are used for purposes of calculating the market value of the Merger Shares.

The Company has also included a cross reference to Annex E to the S-4/A, which provides the calculation of the number of Merger Shares issuable in three different scenarios, which the Company believes was necessary since Napo stockholders will receive a contingent right to receives shares of Jaguar common stock upon the consummation of the merger, and the number of Merger Shares issuable upon vesting of the contingent right varies depending on the Hurdle Amount and the amount of cash proceeds that Nantucket receives from the sale of Tranche A Shares and Tranche B Shares, to the extent that all the Tranche A Shares have been sold and the applicable Hurdle Amount has not yet been achieved.

Conditions to Completion of the Merger, page 22

7.                                      Please revise “Conditions to the Completion of the Merger” to identify conditions that the parties may waive.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised the disclosure on pages 27-28 of the S-4/A to clarify that under the merger agreement, any of the closing conditions may be waived with the consent of the parties to the agreement, except for those conditions that may not be waived under applicable law.

Risk Factors

If the NASDAQ Stock Market determines the merger with Napo…,  page 28

8.                                      If the listing approval is a condition that can be waived, please revise the caption and discussion to clarify that the consequences also apply if the combined company fails to obtain NASDAQ listing but decides to complete the transaction. Please tell us whether NASDAQ will determine if the transaction is a change of control transaction prior to shareholders voting at the special meeting.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the risk factor caption and discussion on page 35 of the S-4/A to clarify that de-listing can also apply if the combined company fails to obtain NASDAQ listing but decides to complete the transaction.  On April 27, 2017, Jaguar was notified by the Nasdaq Hearings Panel (the “Panel”) that it had determined to grant Jaguar’s request for continued listing on NASDAQ. According to the Panel’s final decision, Jaguar’s continued listing is only subject to the completion of Jaguar’s merger with Napo on or before July 31, 2017, and Jaguar’s compliance with NASDAQ’s $2.5 million stockholders’ equity requirement as a result of the merger. The final decision followed Jaguar’s April hearing before the Panel (the “Hearing”), at which Jaguar presented and reviewed with the Panel the merger terms along with its plan to evidence compliance with the stockholders’ equity requirement concurrent with the merger

(including Jaguar’s submission to the Panel in advance of the Hearing of the Merger Agreement and corresponding financial terms).

9.                                      Please disclose the possibility of a decrease in the share price of your common stock if delisted and the effect that would have on Nantucket’s ability to satisfy the Hurdle Amounts.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the risk factor on page 35 of the S-4/A to disclose the possibility of a decrease in the share price of Jaguar common stock if delisted and the adverse effect of such decrease on Nantucket’s ability to satisfy the Hurdle Amounts.

The Elanco Agreement is important to Jaguar’s business, page 34

10.                               Please tell us whether Glenmark has consented to the quality assessment of their facility that is the subject of the Elanco Agreement.

Response:  The Company respectfully acknowledges the Staff’s comment and advises that Glenmark has consented to the quality assessment of their facility that is the subject of the Elanco Agreement.

The success of the combined company will also depend on the pre-existing. . ., page 82

11.                               Please identify any material relationships or agreements that are likely to be affected by the transaction, describe the nature of the relationship and the potential consequences if the transaction results in the cancellation of a material agreement or negative impact on a relationship with a third party.

Response:  The Company respectfully acknowledges the Staff’s comment and advises that, after further consideration, the Company has determined that this risk factor is not applicable and has deleted the risk factor from the S-4/A. The Company will review this determination in the future, including at such time as it enters into new relationships or agreements with third parties.

The combined company will record goodwill that could become impaired. . ., page 82

12.                               Please quantify the amount of goodwill included in the pro forma financial statements.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised the disclosure on page 90 to include the amount of goodwill included in the pro forma financial statements.

Jaguar Business, page 86

13.                               We note that Jaguar entered into an exclusive evaluation period with a leading multinational animal health pharmaceutical firm relating to Equilevia. Identify your collaborative partner throughout the filing. File the agreement as an exhibit or provide an analysis supporting your determination that you are not required to file it pursuant to Item 601(b)(10) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that the agreement evidencing the arrangement (the “MOU”) between Jaguar and the leading multinational animal health pharmaceutical firm relating to Equilevia (the “Counterparty”)  is not a “material contract” for purposes of Item 601(b)(10) of Regulation S-K and therefore is not required to be filed as an exhibit to the S-4/A. Item 601(b)(10) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” This item further states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to be made in the ordinary course of business and does not need to be filed unless it falls within one of several specifically enumerated categories, in which case it must be filed unless it is immaterial in amount or significance.

The Company, like other pharmaceutical companies, regularly enters into arrangements providing for an exclusive evaluation period for its product candidates.  These arrangements do not obligate either party thereto to make any financial commitment in connection with the Company’s product candidates. Instead, these agreements generally set forth the general terms and conditions under which the Company provides a potential partner with the opportunity to evaluate its product candidate on an exclusive basis for a specified period of time.  To the extent that the potential partner and the Company mutually agree to develop a commercial relationship with respect to the subject product, the parties would enter into a separate agreement containing pricing and other material terms. Further, the Company is not substantially dependent upon the MOU, and none of the other criteria set forth in Item 601(b)(10)(ii)(A) – (D) is applicable.

Additionally, because the MOU is scheduled to terminate in early June 2017, sets forth only the general terms and conditions of the exclusive evaluation period, and does not obligate either party to make any financial commitment, the Company does not believe that disclosure of the name of the Counterparty in the S-4/A, which identity the Company is obligated to keep confidential pursuant to the terms of the MOU in any case, would be helpful to investors.

For the reasons set forth above, the Company believes the MOU is not a material contract for purposes of Item 601(b)(10) of Regulation S-K and is not required to be filed as an exhibit to the S-4/A.

Napo Business, page 118

14.                               Please edit your Product Pipeline table to clarify the current phase of development. We note from the MD&A section that Napo did not conduct any clinical trial activity in 2016.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised the Product Pipeline table on page 128 of the S-4/A to clarify the current phase of development.

15.                               We note that Napo signed an agreement with Alamo Pharma Services, Inc. for the establishment and management of a national sales team for Mytesi. Please file the agreement as an exhibit or provide an analysis supporting your determination that you are not required to file it pursuant to Item 601(b)(10) of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has filed (i) the Master Services Agreement, dated February 13, 2017, by and between Alamo Pharma Services, Inc. and Napo Pharmaceuticals, Inc., (ii) the Project Agreement, dated February 13, 2017, by and between Alamo Pharma Services, Inc. and Napo Pharmaceuticals, Inc., and (iii) the Project Agreement, dated February 27, 2017, by and between Alamo Pharma Services, Inc. and Napo Pharmaceuticals, Inc., as Exhibits 10.80, 10.81, and 10.82 to the Form S-4/A, respectively.

16.                               We note that you have completed clinical studies for various indications. Please expand your disclosure for each indication to provide the specific details and parameters of the studies such as primary and secondary endpoints, patient populations, and current status.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has expanded disclosure on pages 132-136 of the S-4/A to provide the specific details and parameters of the completed clinical studies.

17.                               We note your description of competition for Napo’s products. Please revise to include a description of competitive conditions in the marketplace and competing products, both commercial and in development.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised the disclosure on pages 137-138 of the S-4/A to include a description of competitive conditions in the marketplace and competing products.

18.                               We note your statement that Napo’s pipeline includes prescription drug candidates which are backed by strong Phase 2 evidence. Please clarify whether the Phase 2 clinical studies are complete for these products. If the Phase 2 clinical trials are not complete, please revise this statement to provide the proper context.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised the disclosure on pages 127 and 130 of the S-4/A to clarify that the Phase 2 trials for these product candidates are complete.

Government Regulation, page 129

19.                               Please expand this section to describe the regulation to which Napo’s business is subject in the United States and in foreign jurisdictions.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has expanded the disclosure on page 134 of the S-4/A to describe the regulation to which Napo’s business is subject in the United States and in foreign jurisdictions.

Market Prices of and Dividends of Jaguar Common Stock, page 154

20.                               Please include the market price information in this section.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has included the market price information on pages 141-151 of the S-4/A.

Napo Management’s Discussion and Analysis of Financial Condition and Results of Operations Refinancing, page 158

21.                               We note that Napo entered into settlement agreements with certain additional creditors. Identify your additional creditors and file the agreements as exhibits or provide an analysis supporting your determination that you are not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised its disclosure on pages 185, 247 and 308 of the S-4/A to identify the additional creditors and advises that it previously filed the settlement agreements with such creditors as Exhibits 10.53, 10.54, and 10.55 to the original Registration Statement on Form S-4 filed on April 18, 2017.

Background of the Merger, page 226

22.                               Please expand your discussion to clarify what strategic alternatives and other opportunities were reviewed in the second half of 2015, including continuing development, licensing, and winding up the operations and distributing net cash to Jaguar shareholders in liquidation. Your disclosure should identify the parties present at each meeting where members of the Jaguar board and management met with representatives from different financial institutions.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has expanded the disclosure on pages 259-260 of the S-4/A to clarify the strategic alternatives and other opportunities that were reviewed in the second half of 2015 and identify the parties present at the above-referenced meetings.

23.                               Please supplementally provide us with copies of all materials prepared by Stifel and shared with your board of directors and their representatives, including copies of all board books and all transcripts and summaries, that were material to the board’s decision to approve the merger agreement and the transaction contemplated thereby.

Response:  The Company respectfully advises the Staff that counsel to the Company’s financial advisor, Stifel, Nicolaus & Company, Incorporated (“Stifel”), is sending copies of two relevant documents under separate cover directly to the Staff on a confidential, supplemental basis. Of such documents, the Company believes that Stifel’s materials dated March 28, 2017 are the only such document material to the board’s decision to approve the merger agreement and the other document is being provided out of the abundance of caution.

24.                               Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

•                  the material terms in the initial proposal and subsequent proposals and counter offers;

•                  identification of the parties involved;

•                  valuations;

•                  negotiation of the transaction documents and the parties involved;

•                  the Board’s basis for approving the proposed offer;

•                  at what point other strategic alternatives were eliminated from consideration; and

•                  details as to the debt restricting.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised its disclosure on pages 259-264 of the S-4/A to provide greater detail as to the background of the merger and the related transactions.

25.                               Please expand the background disclosure to explain why a contingent right to receive shares of Jaguar common stock was proposed as a form of consideration, rather than having the shareholders receive all of the merger consideration at the closing of the merger.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has expanded the background disclosure on page 264 of the S-4/A to explain that a contingent right to receive shares of Jaguar common stock was proposed as a form of consideration in light of Napo’s inability to pay its outstanding debt obligations as they came due and Nantucket’s willingness to accept a discounted payoff of its debt to Napo if the merger consideration was in the form of the contingent rights, thereby providing the opportunity for the Napo stockholders to, despite Napo’s outstanding debt obligations, potentially benefit from the resale of the Jaguar common stock proposed to be issued to Nantucket.

Opinion of Jaguar Financial Advisor, page 234

26.                               Please disclose the relevant selection criteria for each of the companies used by Stifel for their analysis, including the underlying data for the companies such as number of products, the pipeline, and the clinical stage of products. Please also disclose whether any of these companies have products in commercial stage. Finally, please disclose whether any companies that met the selection criteria were excluded from the analysis and why.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised the S-4/A to provide the requested information on pages 273-274 and 276-277 of the S-4/A. The Company also advises the Staff that Stifel has informed the Company that it did not exclude from its analysis any companies or transactions that met the disclosed selection criteria.  The Company also advises the Staff that Stifel did not include in its presentation specific underlying data relating to the products or pipelines for the companies used in its analysis.

27.                               In the comparable company analysis for Napo, please disclose the basis for using the market capitalization criteria and how the market capitalization for the selected companies compare to Napo. Similarly, please quantify the implied equity values for the target companies used in the precedent transaction analysis.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised the S-4/A to provide the requested information on page 273 of the S-4/A.

28.                               We note that Jaguar disclosed financial projections to Stifel. Please revise your registration statement to disclose these projections.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised the S-4/A to disclose such financial projections on pages 280-283 of the S-4/A under the section entitled “The Proposed Merger—Jaguar and Napo Unaudited Prospective Financial Information.”

Stock Options, page 253

29.                               Please expand this discussion to disclose the number of options held by each officer and director that will vest upon the closing of this transaction.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised its disclosure on page 290 of the S-4/A to clarify that the options held by each officer and director have already vested.  As a result, there are no options whose vesting is contingent upon the closing of this transaction.

Opinion of Unaudited Pro Forma Combined Condensed Financial Statements

Acquisition of Napo, page 275

30.                               Please break out the amount of IPR&D separately from the developed technology. Please clarify the nature of the developed technology and whether it is a definite lived asset subject to amortization, and estimated useful life. For the IPR&D, please describe the current status of the project(s) and the nature and timing of the remaining efforts and related cash requirements necessary to develop the incomplete technology into a commercially viable product.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised its disclosure on page 316 of the S-4/A to break out the amount of In Process R&D (“IPR&D”) separately from the developed technology (“DT”).  The total IPR&D balance reflected in the pro forma financial statements of $57,200,000 is comprised of $33,000,000 related to DT and $23,800,000 related to IPR&D.  The remaining $400,000 relates to trademarks.

The Company has also revised its disclosure on page 316 of the S-4/A to clarify that the DT is for the development and commercial processing of Mytesi™ (crofelemer 125mg delayed-release tablets), which is an antidiarrheal indicated for the symptomatic relief of noninfectious diarrhea in adult patients with HIV/AIDS onantiretroviral therapy (ART). The DT is a definite lived asset and is being amortized over a 15-year estimated useful life.  The Company’s products are sourced from ingredients isolated and purified from the Croton lechleri tree, a plant native to northwestern South America, and involved a unique development and manufacturing process that has not been duplicated or infringed upon in over 20 years. The active pharmaceutical ingredient (API) in Mytesi is crofelemer, Napo’s proprietary, patented gastrointestinal anti-secretory agent sustainably harvested from the rainforest.

Lastly, the Company has included the following table on page 317 of the S-4/A to detail the current status of the IPR&D projects and the nature and timing of the remaining efforts and related cash requirements necessary to develop the incomplete technology into a commercially viable product for the following indications (dollar figures in thousands):

	2018	2019	2020	2021	2022	Third Party	Total
Chemotherapy-induced diarrhea (CID)		$5,000.0	$5,225.0			$10,225.0	$20,450.0
Diarrhea predominant irritable bowel syndrome (D-IBS)	$10,000.0	$10,225.0				$20,225	$40,450.0
Pediatric diarrhea (PEDS)			$1,200.0	$16,300.0		$0	$17,500.0
	$10,000.0	$15,225.0	$6,425.0	$16,300.0		$30,450	$78,400.0

Napo is currently developing protocols and budgets for these investigational studies, and in the case of products for the CID and D-IBS indications, plans to undertake these projects with a partner who would share in 50% of the development costs.  The table above does not reflect the cost of internal clinical development staff, which Napo estimates would cost approximately $5.6 – 6.0 million.

2. Pro Forma Adjustments, page 276

31.                               Adjustment (a) shows an increase to cash of $2 million. Note (a) describes an increase to cash of $3 million and a decrease to cash of $2 million, resulting in a net increase to cash of $1 million. Please provide disclosure showing how you arrived at the $2 million increase to cash in adjustment (a) or revise as necessary. Indicate in the disclosure where the $8 million of cash described in note (b) is reflected. Also, explain where the $2 million of cash acquisition consideration is reflected.

Response: The Company respectfully acknowledges the Staff's comment and, in response thereto, has revised pages 318 - 319 of the S-4/A to clarify that, as presented in pro formas as of December 31, 2016 in the previously filed Amendment No. 1 of the S-4/A, note (a) referenced a $3m increase in cash related to proceeds from the issuance of 3,243,243 shares.   A further $7 million of cash was to be received in connection with the transaction on issuance of convertible debt by Napo and made up part of the convertible debt subsequently assumed by Jaguar as described in Note (b).  The $3m of proceeds on issuance of shares and $7m on issuance of convertible debt represent total inflows of $10m.   Note (b) referenced a cash outflow of $8m as part of the settlement of $52.6m of Napo debt (the other component of this settlement being the issuance of 42,987,077 of Company shares).  The net of the $10m cash inflow and $8m cash outflow was represented by the $2m increase to cash in adjustment (a).

The $2m of cash acquisition consideration was presented in the pro forma balance sheet as of December 31, 2016 as a component of the cash outflow of $8 million referenced in Note (b) used to settle the Napo debt.  This $2 million represents the component of the debt settlement that was funded by Jaguar; the remaining $6m used to settle the debt was to be funded by Napo, and as such was not included as part of the consideration paid.

During the 3 months ended March 31, 2017, $0.5 million of the $7 million of cash to be received in connection with the transaction on issuance of convertible debt by Napo described above was advanced to Napo.  As a result, the proceeds to be received on issuance of convertible debt as presented in the revised pro froma as of March 31, 2017 is $6.5 million.  The cash acquisition consideration as presented in the pro forma as of March 31, 2017 remains at $2m representing the component of the debt settlement to be funded by Jaguar.

32.                               Adjustment (a) indicates it reflects recording the issuance of 45.2 million shares. Adjustment (b) indicates it reflects recording the issuance of 43.0 million shares. Please disclose the number of shares issued assumed in the pro forma information and reconcile to the statement on page 19 that discloses issuance of approximately 69.3 million shares upon closing of the merger.

Response: The Company respectfully acknowledges the Staff's comment and, in response thereto, has revised the disclosure on pages 318 - 322 of the S-4/A to clarify that Adjustment (b) references the issuance of 43.0 million shares issued as part settlement of $52.6 million of Napo debt.  These 43.0 million shares comprise 2.7 million existing issued shares in the Company held by Napo and 40.3 million new shares to be issued in connection with the transaction.  The 45.2 million shares referenced in note (a) includes the 40.3 million new shares described in the previous sentence and 4.9 million new shares issued to settle other liabilities of Napo.  Note (a) also references a further 3.2 million new shares issued by the Company for cash proceeds of $3 million for a total 48.4 million new shares.

The 69.3 million shares issued on a fully diluted basis upon closing of the merger referenced on page 19 includes, in addition to the 48.4 million new shares described in the previous paragraph, stock equivalents are expected to be issued as follows:

•      Restricted stock units — 6.0 million shares

•      Stock options — 0.5 million shares

•      Warrants to purchase common stock — 1.2 million shares

•      Convertible debt — 13.2 million shares

33.                               Reference is made to adjustment (d). In light of the significant amount of goodwill you plan to record in connection with this acquisition, please include a qualitative discussion of the factors that make up the goodwill to be recorded. Refer to ASC 805-30-50-1.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised the disclosure on page 322 of the S-4/A to include a qualitative discussion of the factors that make up the goodwill to be recorded.  In particular, the Company notes that ASC 805-30-50-1 requires “A qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors.”

The factors that make up the goodwill reflected in the pro-forma statements include expected synergies, including future cost efficiencies, an experienced management team, and going concern value, including the ability to develop new customer relationships and new products, as well as other benefits that are expected to be generated. As none of the goodwill, IPR&D, and developed technology acquired are expected to be deductible for income tax purposes, it was determined that a deferred income tax liability of $22,782,760 was required to reflect the book to tax differences of the merger.  Prior to booking this deferred tax liability, there was approximately $4,200,000 of goodwill. When considering the assets acquired in a business transaction, the Company believes it is appropriate to consider the level of goodwill before the deferred tax entries as these are not required operating assets/liabilities of the business. This is consistent with the references to goodwill in The Appraisal Foundation Best Practice Guide on Contributory Assets.

34.                               Please show in detailed disclosure how the number of pro forma weighted average shares outstanding was determined.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised the disclosure on page 323 to present the impact of the transaction on the weighted average shares outstanding.  Combined with the previously presented weighted average shares for the Company, the additional disclosure shows how the weighted average shares post transaction is calculated.  The additional disclosure has been included for the pro forma financial statements for the year ended December 31, 2016 and three months ended March 31, 2017 and the related notes.

Napo Pharmaceuticals, Inc. Consolidated Financial Statements

Notes to Consolidated Financial Statements

12.  Litigation Settlements, page F-64

35.                               Please tell us how the gain on settlement of $1,888,319 was calculated and the authoritative literature you relied upon in the accounting for this litigation settlement.

Response:  The Company acknowledges the Staff’s comment and respectfully advises as follows:

Background

In connection with Napo’s settlement of ongoing litigation with Salix Pharmaceuticals, Inc. (“Salix”) (now owned by Valeant Pharmaceuticals International) and the termination of its prior collaboration agreement with Salix pursuant to a Settlement, Termination, Asset Transfer and Transition Agreement, dated March 4, 2016, between Napo and Salix (the “Settlement Agreement”), all rights to Crofelemer previously licensed to Salix, including with respect to the FDA approved drug, Mytesi®, were transferred to Napo, along with certain regulatory and other documentation.  Napo also received inventories of Mytesi® drug product, active pharmaceutical ingredient and crude plant latex (“CPL”) used in the manufacture of Mytesi®, as well as 490 hectares of land in Peru for which it recognized a gain on settlement of $1,888,319. In addition, certain existing inventory of CPL is expected to be transferred to Napo in 2017. The Settlement Agreement also provided that Salix (now owned by Valeant Pharmaceuticals International) will receive a portion of the proceeds of any sale of the Company (an acquisition of Napo by Jaguar, that meets the conditions as defined in the Settlement Agreement is excluded) or a portion of any payments made by the Company’s licensees, sublicenses or partners of the reverted crofelemer rights or other transferred assets in the former Salix territories, in each case after the deduction of a fixed amount.

Analysis

The accounting for gain contingencies is codified in Accounting Standards Codification 450, which specifies that gain contingences not related to the recovery of a contingent loss shall not be recognized in the income statement until all contingencies have been resolved.

While the literature for accounting for legal settlements is less codified, guidance can be found in the Speech by the SEC Staff at the 2007 AICPA National Conference on Current SEC and PCAOB Developments, which noted that a company accounting for a legal settlement must consider each item given and received and determine whether those items should be recognized. Additionally, if licenses or rights are given as part of litigation settlement and they do not have value, no revenue should be recognized. The accounting for a litigation settlement requires determining the proper allocation of consideration among the recognizable elements.

In applying the guidance above, Napo notes it was neither a customer nor a direct vendor of Salix, negating the need to consider applying the value of the proceeds as an offset to revenues, cost of goods sold or other operating expenses. Thus, the Company believes that the classification of the deemed value of the assets received as a gain to be appropriate.

In calculating the gain, the Company obtained supporting documentation as to the value of the various assets received.  Specifically, the Company obtained an independent appraisal of the land located in Peru. Such independent appraisal valued the land at $396,247. Regarding the Crofelemer active pharmaceutical ingredient inventory (API) and Mytesi® drug product inventory from Salix, the Company inspected the inventory to ensure that it was usable, and then determined the fair value based on the acquisition cost invoices provided by Salix. The value of the active pharmaceutical ingredient inventory received was $1,010,923. The value of the Mytesi inventory received was $481,149. As the Company had obtained physical possession and title to these assets on or before December 31, 2016, it recorded the related estimated fair values as a gain on settlement.  A summary of the gain is as follows:

Fair Value of Land in Peru	$396,247
Fair Value of API inventory	1,010,923
Fair Value of Mytesi inventory	481,149

Total Gain on Settlement	$1,888,319

The Company may receive additional inventory from Salix, but as the quantity and quality of such inventory is not quantifiable the value of such items has not been recorded in the financial statements.

Additionally, the Company considered the estimated fair value of the right of Salix to receive a portion of the proceeds of a future sale of the Company under certain circumstances and conditions.  Based on the nature of those circumstances and conditions and the Company’s financial condition Napo estimated the fair value of such right to be de minimis as of the date the gain was recorded.

Form 10-K for the fiscal year ended December 31, 2016

Item 9A. Controls and Procedures

Internal Control over Financial Reporting, page 132

36.                               You disclose that you have not included a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Please note that although you are not required to have an attestation report done by your independent public accounting firm, you are required to include a report of management’s assessment regarding internal control over financial reporting in your Form 10-K due to the passage of time since your initial registration statement and the number of Form 10-Ks filed since that initial registration statement. Please revise by amending your Form 10-K for the year ended December 31, 2016 to include this report as required by Item 308 of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s Comment and notes that the management’s report on internal control over financial reporting, including management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, was omitted from the Form 10-K. The Company has included the management’s report on internal control over financial reporting on page 133 of the 10-K/A. The Company has also added an additional Risk Factor entitled “If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected” on page 51 of the 10-K/A.

37.                               In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response:  The Company respectfully acknowledges the Staff’s Comment and advises that, as noted in the Company’s response to Question #36 above, the Company’s management did perform and complete its report on internal controls over financial reporting, and the failure to include the same in the Form 10-K was a scrivener’s error.

Notwithstanding the error, management believes that its disclosure controls and procedures are effective for the reasons set forth in more detail below. Under Rule 13a-15(c) and 15d-15(c) under the Securities Act of 1934, as amended, “the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” As disclosed in the Form 10-K, the principal executive officer and principal financial officer of the Company evaluated the Company’s disclosure controls and procedures and found them to be effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the certifying officers, as appropriate to allow timely decisions regarding required disclosure. Since management did perform its evaluation of, and did complete its report on, the Company’s internal control over financial reporting, the failure to include management’s report on internal control over financial reporting in the Form 10-K was an error solely with respect to the reporting, and not with respect to recording, processing or summarizing the information required to be disclosed by the Company.

In connection with this comment letter response, management has re-evaluated whether its disclosure controls and procedures with respect to reporting are effective. With respect to its reporting process, the Company maintains the following disclosure controls and procedures:

A)           All of the Company’s financial periodic reporting is prepared by the Corporate Controller, utilizing the financial statements which have been reviewed, signed off and approved by the Chief Financial Officer (“CFO”), and the complete reports are reviewed and approved with the Chief Executive Officer (“CEO”), Audit Committee and Board of Directors before filing with the SEC.

B)           The Company’ outside legal counsel prepares and reviews risk factors, and discusses with Company management to identify any additional risk factors that need to be added based on current quarter activities and transactions, and reviews for risk factors which may no longer apply to the Company. Press releases are prepared in conjunction with project and product managers and are subsequently reviewed to ensure risk factors are completely inclusive and represent all current activities.

C)           Management’s discussion and analysis (MD&A) is prepared by the Controller and reviewed by the CFO and CEO to ensure the analysis accurately reflects current activity.

D)           The MD&A is then incorporated into the complete report. The complete report is then reviewed by the Controller, CFO, CEO and the executive team and updated as needed.

E)            The report is then reviewed by the Board of Directors.  If changes are to be made, the edits are completed and a final draft document is Edgarized and XBRL’d for final review and Board presentation. If there are changes/edits to be made upon Board approval, the edits are made, the EDGAR version of the document is updated, and the final document is filed with the SEC.

F)             Outside legal counsel is actively involved with the period report processing and takes an active role in the review and filing of the document.

As noted above, a number of checks and balances are in place to reasonably assure that the information that is required to be disclosed is reported accurately and in a timely fashion. Each of these steps is taken in a manner that is appropriate to allow the Company’s principal executive officer and principal financial officer, and other members of management performing similar functions, to make timely decisions regarding disclosure. To further supplement the Company’s conclusion that its disclosure controls and procedures with respect to reporting are effective, it should be noted that the Company also utilizes a Disclosure Policy for the management team to guide their reviews of Periodic reports, incorporates an annual Audit Committee Review Grid which covers Risk Assessment, Financial Statements and Disclosures, Review of Independent Auditors, Compliance and Internal Controls. The Company has also implemented a Whistleblower Hotline Service to provide a confidential reporting path that goes directly to the Audit Committee, incorporates a stringent signature matrix, and requires employees to sign an Inside Trading policy annually.  On this basis, as well as its evaluation of disclosure controls and procedures pertaining to recording, processing and summarizing information and its evaluation of the accuracy of information reported in its periodic reports, management has determined that its disclosure controls and procedures, as defined by Rule 13a-15(e), are effective. To further ensure that similar documentation errors are not reflected in subsequent disclosures, the Company will secure and maintain a current SEC reporting checklist which will be reviewed and signed off before filing future periodic reports.

In addition to the Company disclosure control and processes described above, the Company’s independent accountants annually audit the Company’s financial statements included in the 10-K report and issue a “Report of Independent Registered Public Accounting Firm” attesting to the fact that the financial statements are presented fairly in conformity with accounting principles generally accepted in the United States of America. The Company’s independent accountants also review the Company’s entire periodic reports for consistency with the financial statements.

Exhibits 31.1 and 31.2

38.                               Please revise Item 4 of your Section 302 Certification to include the language set forth in paragraph (B)(31) of Section 601 of Regulation S-K in its entirety. In this regard, since management is required to provide a report on its assessment of internal controls over financial reporting in the Form 10-K, as noted in the comment above, Item 4 of your certification should include paragraph (b) which certifies that you have designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under your supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Please revise by filing an amended Form 10-K for the year ended December 31, 2016.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised Item 4 of the Company’s Section 302 Certification included in the 10-K/A to include the language set forth in paragraph (B)(31) of Section 601 of Regulation S-K.

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Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 530-5586.

Sincerely,

/s/ Michael S. Lee
Michael S. Lee
Reed Smith LLP

Cc:                             Lisa A. Conte, Jaguar Animal Health, Inc., by e-mail

Karen Wright, Jaguar Animal Health, Inc., by e-mail

Dan Harris, BDO USA, LLP, by e-mail

Donald C. Reinke, Reed Smith LLP, by e-mail